Graymark Productions, Inc.	101 N. Robinson Ste. 920 Oklahoma City, OK 73102 405-601-5300 405-601-4550 fax

July 27, 2006

Ms.Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:                               Graymark Productions, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed on March 24, 2006
File No. 0-50638

Dear Ms. Cyrkel:

We are writing in response to the Staff’s comments set forth in its letter dated July 6, 2006.  We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s July 6 letter.

Note 2 — Summary of Significant Accounting Policies

Consolidation, page F-8

1.      In future filings we will include a summary of the Operating Agreement of Out of the Blue LLC as it relates to our 100% voting control as requested by the Staff.

Revenue Recognition, page F-9

2.      In future filings we will indicate the basis on which we met the revenue recognition criteria described in paragraphs 7 and 19 of SOP 00-2 as requested by the Staff.

3.      In future filings we will describe our manner and method of accounting for post production receipts as requested by the Staff.

Furthermore, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/S/Mark R. Kidd
Chief Financial Officer